Exhibit 3.1

Fifth Amendment
to
Amended and Restated Bylaws
of
Chico’s FAS, Inc.

On June 24, 2015, the Board of Directors of Chico’s FAS, Inc. approved the following amendment to Section 2 of Article IV of the Amended and Restated bylaws of the corporation:

1.    Section 2 of Article IV is amended in its entirety to read as follows:

Section 2.    APPOINTMENT AND TERM OF OFFICE. The officers of the corporation shall be appointed annually by the Board of Directors or the CEO, as the case may be, at the annual meeting. The Board of Directors may also appoint a Chair of the Board, and if the Board of Directors so desires a Vice Chair of the Board, with such responsibilities as the Board may determine to be appropriate. If the appointment of officers shall not be made at such meeting, such appointment shall be made as soon thereafter as is convenient. A duly appointed officer may appoint one or more officers or assistant officers if authorized by the Board of Directors. Each officer shall hold office until such officer’s successor shall have been duly appointed and shall have qualified, unless such officer sooner dies, resigns or is removed by the Board of Directors or by the CEO. The appointment of an officer does not itself create contract rights.